SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        SECURITY INVESTMENTS GROUP, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.10
                         (Title of Class of Securities)

                                    841341103
                                    ---------
                                  CUSIP Number

         Gary E. Hindes, 645 Fifth Avenue 18th floor, New York, NY 10020
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                                  212-546-6296

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                December 27, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   841341103

                                  SCHEDULE 13D

CUSIP No.  841341103                                    Page 2 of 6 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Fallen Angels Limited Partnership d/b/a The Fallen Angels Fund
        13-3313446
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|_|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)

        WC
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)|_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, U.S.A.

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                        7       SOLE VOTING POWER

      NUMBER OF                 240,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   240,000

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          240,000

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.03%

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14        TYPE OF REPORTING PERSON (See Instructions)

          PN

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

CUSIP NO. 814341103                                            PAGE 3 OF 6 PAGES

ITEM 1. SECURITY AND ISSUER

      This statement relates to shares of the common stock $0.10 par value per share (the "Common Stock") of Security Investments Group, Inc. (the "Corporation"). The Corporation's principal executive office is located at 817 Landis Avenue, Vineland, NJ 08360.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Fallen Angels Limited Partnership d/b/a The Fallen Angels Fund (the "Reporting Person").

      (b) The business address of the Reporting Person is: 5803 Kennett Pike, Centerville, DE 19807.

      (c) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (d) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) The Reporting Person is a Delaware (United States) partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Working capital.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person has acquired its beneficial ownership in the shares of Common Stock for investment purposes. While the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D, it does reserve the right to seek board representation at some future point. Also, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or in private transactions, or to sell any or all of its shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) According to the Corporation's Proxy Statement on Form 14-A, dated October 28, 1998 (the most recent SEC filing by the Issuer on record), as of October 28, 1998 the Corporation had issued and outstanding 4,765,900 shares of Common Stock. The Reporting

                                                               PAGE 4 OF 6 PAGES


Person is the beneficial and direct owner of 240,000 shares of Common Stock, or 5.03% of the outstanding Common Stock.

      (b) The Reporting Person has the sole power to vote, or to direct the vote of, 240,000 shares of Common Stock.

      (c) The Reporting Person acquired 3,500 shares of the Common Stock on December 27, 2000 at a price of $0.75 per share. There have been no other transactions in the stock by the Reporting Person within the past 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.

                                                               PAGE 5 OF 6 PAGES

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2001

                                      FALLEN ANGELS LIMITED PARTNERSHIP
                                      d/b/a THE FALLEN ANGELS FUND

                                      By: Hindes Interests, LLC, General Partner

                                      By: /s/ Jonathan M. Wainwright
                                          --------------------------------------
                                          Authorized Signatory